82-4545



06013428

uralsvyazinform

Open Joint-Stock Company Uralsvyazinform
620014, 11 Moskovskaya Str., Ekaterinburg, Russia
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

3 / V 2006 № 09.1-14/5559

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. April 28, 2006.

Sincerely yours,



Elena V. Neverova

Head of Equity and IR Department

RECEIVED
2006 MAY 15 P 3: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

5/15

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 28, 2006

Substantial change in Uralsviazinform net profit

On April 28, 2006 substantial events were established as a fact resulting in a single increase of an issuer's net profit by more than 10 per cent: **the growth of net profit was caused by the lowering of costs on ordinary activities, which is characteristic of each year's first quarter. Besides, due to the change in legislation the Company hasn't been rendering long-distance services since January 1, 2006, but acting as an agent to the long-distance service operators. Thereafter, the Company's income and expenditure from long-distance services decreased. The profit tax base and tax amount lowered accordingly, by RUR 133 mln (-36** per cent).
In the fourth quarter 2005 the Company has also paid its subscription in associations and nonprofit partnerships in the amount of RUR 77 mln, whereas in the first quarter 2006 there were no such payments.

The date of occurrence the substantial events resulting in a single increase of an issuer's net profit by more than 10 per cent: **the first quarter, 2006**.

Net profit of the issuer for the reporting period preceding the reporting period the present substantial event occurred in: **net profit of the Company for the fourth quarter 2005 made up RUR 778,535,000.**

Net profit of the issuer for the reporting period the substantial event occurred in: **net profit of the Company for the first quarter 2006 made up RUR 1,016,409,000.**

The change in the issuer net profit in absolute relation and percentage:
RUR 237,874,000 or +30.55 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 28, 2006

On April 28, 2006 the Uralsvyazinform Board of Directors determined the record date on the issuer's securities.

Type of the securities:
ordinary registered non-documentary shares
preference registered non-documentary shares

The record is made to determine the right of the shareholders to take part in 2006 AGM.
The record date was determined to be **May 5, 2006**.

The date and number of the Protocol of the Board of directors' session where the record date was determined: **April 28, 2006, Protocol No 23.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 28, 2006

Uralsvyazinform calls the AGM.

On April 28, 2006, the Uralsvyazinform Board of Directors took the decision to call the AGM to be held in the form of the presence of the shareholders (Protocol of the session No 23 dd. April 28, 2006).

Date of the meeting	**June 22, 2006**
Time	**10.00 a.m.**
Time of participants registration	**8.00 a.m.**
Place of the meeting and registration	**620026, 44 Kuybisheva str. (World Trade Center), Ekaterinburg, Russia**

Mail addresses to direct the filled in proxy-cards to:

620014, 11 Moskovskaya str., Ekaterinburg, Russia
620110, 134 b Lunacharskogo str., Ekaterinburg, Russia
640000, 44 Gogolya str., Kurgan, Russia
614096, 68 Lenina str., Perm, Russia,
625000, 40 Respubliki str., building 1, Tyumen, Russia
454000, 161 Kirova str., Chelyabinsk, Russia
628011, 3 Kominterna str., Khanty-Mansiysk, Russia
629008, 2 Matrosova str., Salekhard, Russia
109004, 48 Nikoloyamskaya str., building 2, Moscow, Russia

The record date for Uralsvyazinform AGM is **May 5, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru